Filed by Netfin Holdco pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Netfin Acquisition Corp. (File No. 001-39008)

Commission File No. for the Related Registration Statement: 333-248486

The financial statements set forth below were filed by Netfin Acquisition Corp. on September 30, 2020 as Exhibit 99.3 to a Current Report on Form 8-K in connection with the proposed business combination among Netfin Acquisition Corp., Netfin Holdco, Netfin Merger Sub and Triterras Fintech Pte. Ltd.

TRITERRAS FINTECH PTE. LTD.

Statement of financial position

Aug 2020
FY2021
US$

ASSETS
Non-current assets	13,911,593

Trade receivables - external customers	11,879,530
Trade receivables - related parties	1,059,963
Other Assets - related parties	2,551,017
Other assets	2,048,678
Cash and cash equivalents	5,889,493
Current assets	23,428,681
Total assets	37,340,274

EQUITY
Total equity	30,577,436

LIABILITIES
Non current liability	2,787,013

Trade and other payables	1,398,850
Other Liabilities	2,576,975
Current liabilities	3,975,825
Total liabilities	6,762,838

TOTAL LIABILITIES AND EQUITY	37,340,274

TRITERRAS FINTECH PTE. LTD.

Profit or loss for the six months ended 31 August 2020

6 months
Aug-20
US$

Revenue	23,692,234

Costs and expenses:
Cost of revenue	(2,567,280)
Research and development	(15,059)
Marketing and sales	(1,554,348)
General and administrative	(2,259,695)
Total costs and expenses	(6,396,382)

Results from operating activities	17,295,852

Finance income	10
Finance costs	(70,367)
Net finance (costs) / income	(70,357)

Profit before income tax	17,225,495

Income tax expense	(3,017,443)
Profit for the period	14,208,052

EBITDA	17,324,713